VIA EDGAR

April 2, 2024

United States Securities and Exchange Commission
Office of Technology
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    NerdWallet, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-277193

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), NerdWallet, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 4, 2024 at 9:30 am, Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Jones Day, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions, or once the Registration Statement is effective, please contact our counsel, Jones Day, by calling Bryan K. Brown at (832) 239-3875.

                        Sincerely,

                        NerdWallet, Inc.

                        /s/ Aby D. Castro
                        Aby D. Castro
                        Assistant General Counsel

cc:    Bryan K. Brown
Jones Day